March 2, 2019

BEST & FINAL OFFER, SUBJECT TO CONTRACT

1. Price per share – NIS 20.00.

2. Conditions to closing – To include only the following:

    a. Receipt of a 'control permit', which does not include any "burdensome condition" (i.e., condition that would (i) reasonably be expected to have a material and adverse effect on Searchlight (after giving effect to the transaction), or (ii) apply to or bind any Searchlight entity or their portfolio companies other than solely with respect to their operation in the State of Israel). Except that conditions that are expressly included in the currently effective 'control permit' shall not be considered "burdensome conditions";

    b. Receipt of antitrust approvals (if any required) and absence of any law or governmental or judicial restraining order prohibiting the closing;

    c. Appointment of a majority of Bcom's board members, and at least 2 board seats at Bezeq;

    d. No delisting or suspension of trading of either Bcom or Bezeq equity securities from Nasdaq or the TASE;

    e. Section 350 or other necessary court approval (including any related requisite creditor approval); provided that if such court approval (and, to the extent necessary, related creditor approval) has not been obtained within 2 months after the definitive documentation has been entered into, Searchlight shall have the right to terminate the definitive documentation and the transaction;

    f. Minimum holdings transferred at closing representing 50.1% or more of Bcom's shares and Bcom's holdings in Bezeq not falling below 25.1%;

    g. Customary bringdown of representations, warranties and covenants;

    h. A liquidity covenant for Bcom of more than NIS 420 million cash and no more than NIS 2,240 million of debt as of June 30, 2019; and

    i. No MAE (to be narrowly defined) triggered by, among other things, defaults (or impending defaults) under the Bcom debt documents.

3. Representations – IGLD to provide only:

    a. "Fundamental" representations relating to its organization, its ownership of Bcom's shares free and clear, capitalization of Bcom, its power and authority to execute and close the transaction (pending the CPs) and brokers; and

b. Knowledge-qualified (limited to the actual knowledge of scheduled IGLD officers) representations limited to undisclosed key litigation matters.

4. Covenants – IGLD will undertake that during the interim period until closing, it will use its voting rights in Bcom for certain agreed purposes (subject to applicable fiduciary duties under applicable law) and will agree to provide certain transitional services following closing.

5. Limited Recourse – The definitive documentation will include customary post-closing indemnification provisions with respect to breaches of representations, warranties or covenants. Except in the case of fraud, such indemnity obligations will be capped at an amount equal to 10% of the consideration payable.

6. Termination Fee – The definitive documentation will include mutual termination fee provisions equal to 10% of the consideration payable in case the definitive documentation is terminated due to a breach by either party. The termination fee will not exclude a remedy of specific enforcement but will be the sole remedy for monetary damages if the definitive documentation is terminated prior to closing. If, following execution of the definitive documentation, the board of IGLD approves an alternate transaction due to its 'fiduciary-out' responsibility, following determination by the board of IGLD (after consultation with its outside legal counsel) that failure to do so would constitute a breach of its fiduciary duties under applicable law, then, upon termination of the definitive documentation, IGLD shall pay to Searchlight a termination fee in an amount equal to 10% of the consideration payable (which will be its sole remedy in such case). Subject to and without limiting the foregoing, the definitive documentation would not include any other termination fee provisions, including in case the CPs are not met (for example if the court does not approve the transaction).

7. End-Date – Without limiting Section 2(e) above, the definitive documentation will include an "outside date" to be 5 months following the execution thereof. The parties will discuss appropriate extension mechanism to the "outside date" in the event the 'control permit' has not been obtained by the end of the initial 5 month period, and reflect the same in the definitive documentation.

8. DD – Execution of definitive agreement will not be subject to additional DD, except for access to Appendix A of the NIS 600 million loan agreement dated April 2, 2015 between Bezeq and Israel Discount Bank Ltd.

9. The proposal outlined above shall expire at 4 p.m. (Israel Time) on March 8, 2019, unless the parties have entered into a customary exclusivity agreement and are in good faith negotiating the definitive documentation before such time.

תרגום נוחות בלבד

02.03.2019

<u>הצעה סופית ואחרונה– בכפוף לחתימת חוזה מחייב</u>

1. מחיר למניה – 20.00 ש״ח.

2. תנאים מתלים הסגירה – יכללו את התנאים הבאים:

א. קבלת 'היתר שליטה' ללא "תנאי מכביד" (דהיינו, תנאי אשר (1) צפוי באופן סביר להשפיע באופן מהותי ושלילי על Searchlight (לאחר השלמת העסקה), או אשר (2) חל על כל גוף שקשור ל-Searchlight או חברות פורטפוליו שלה או מחייב אותן, למעט באופן בלעדי ביחס לפעילותן במדינת ישראל). ובלבד, שהתנאים הנכללים מפורשות ב'היתר השליטה' שבתוקף כעת לא ייחשבו "תנאים מכבידים";

ב. קבלת אישורי הגבלים עסקיים (אם דרושים כאלה) והיעדר חוק או צו ממשלתי או צו מניעה שיפוטי האוסר על הסגירה;

ג. מינוי רוב חברי הדירקטוריון של בי קומיוניקיישנס, ולפחות 2 מושבים בדירקטוריון בזק;

ד. היעדר מחיקה ממסחר או השעיית מסחר של מניות בי קומיוניקיישנס או בזק בנאסד״ק או בבורסת תל אביב;

ה. קבלת אישור לפי סעיף 350 או כל אישור הכרחי אחר מבית משפט (לרבות כל אישור שנדרש מנושים); בכפוף לכך שאם אישור בית משפט (וככל שיצטרך, אישור נושים) לא יתקבל בתוך חודשיים מיום חתימת הסכם מחייב, Searchlight תהיה רשאית לבטל את ההסכם והעסקה;

ו. אחזקות המינימום המועברות במועד הסגירה מייצגות 50.1% או יותר ממניות בי קומיוניקיישנס ואחזקות בי קומיוניקיישנס בבזק אינן פוחתות מ-25.1%;

ז. חזרה כנהוג על הצהרות, הבטחות והתחייבויות במועד הסגירה;

ח. התניית נזילות עבור בי קומיוניקיישנס שלפיה יוחזק סכום העולה על 420 מיליון ש״ח במזומן ולא יותר מ-2,240 מיליון ש״ח חוב נכון ליום 30 ביוני 2019; וכן

ט. היעדר שינוי שלילי לרעה (בהגדרה צרה) הנגרם, בין היתר, ע״י הפרה (או צפי להפרה) במסגרת מסמכי החוב של בי קומיוניקיישנס.

3. מצגים – אינטרנט גולד - קווי זהב תספק אך ורק:

א. מצגים "בסיסיים" הקשורים לארגון שלה, לבעלות על מניותיה בחברת בי קומיוניקיישנס חופשיות ונקיות מכל שעבוד, למצבת ההון של בי קומיוניקיישנס, לסמכותה והרשאתה לחתום ולהשלים את העסקה (בכפוף לתנאים המתלים) ולברוקרים; וכן

ב. מצגים 'מסויגים לפי מיטב ידיעה' (על בסיס ידיעה בפועל של נושאי המשרה של אינטרנט גולד - קווי זהב) המוגבלים לענייני ליטיגציה מהותיים שלא פורסמו.

4. התחייבויות – אינטרנט גולד - קווי זהב תתחייב כי במהלך תקופת הביניים עד למועד הסגירה, היא תשתמש בזכויות ההצבעה שלה בבי קומיוניקיישנס למטרות מוסכמות מסוימות (בכפוף לחובות האימון החלות על פי הדין החל) ותסכים לספק שירותי מעבר מסוימים לאחר הסגירה.

5. חשיפה מוגבלת – המסמך הסופי יכלול הוראות שיפוי לאחר-סגירה כנהוג ביחס להפרות של מצגים או התחייבויות. פרט למקרה של מרמה, התחייבויות שיפוי אלו לא תעלינה על סכום השווה ל-10% מתוך התמורה הכוללת.

6. דמי ביטול – המסמך הסופי יכלול הוראות בדבר דמי ביטול השווים ל-10% מהתמורה הכוללת במקרה שההסכם המחייב יבוא לסיומו בשל הפרה של אחד הצדדים. דמי הביטול לא ישללו סעד של אכיפה אך יהיו הסעד היחיד לנזקים כספיים אם המסמך הסופי יבוטל לפני הסגירה. אם, לאחר חתימת המסמך הסופי, דירקטוריון אינטרנט גולד - קווי זהב יאשר עסקה חלופית עקב אחריותו לצאת מההסכם בגין חובת הנאמנות שלו ("fiduciary-out"), וזאת לאחר שדירקטוריון אינטרנט גולד - קווי זהב קבע (לאחר התייעצות עם היועץ המשפטי חיצוני שלו) כי אם לא יעשה כן יהווה הדבר הפרה של חובות הנאמנות שלו על פי הדין החל, אזי במועד ביטול ההסכם המחייב, תשלם אינטרנט גולד - קווי זהב ל-Searchlight דמי ביטול בסכום השווה ל-10% מהתמורה הכוללת (שיהיה הסעד היחידי בנסיבות אלה). בכפוף ומבלי לסייג את האמור לעיל, המסמך הסופי לא יכלול אף הוראות אחרות לעניין דמי ביטול, כולל במקרה שהתנאים המתלים לא התקיימו (לדוגמה, אם בית המשפט לא יאשר את העסקה).

7. מועד סיום – מבלי לסייג את האמור בסעיף 2(ה) למעלה, ההסכם המחייב יכלול מועד סיום סופי שיהיה חמישה חודשים לאחר חתימתו. הצדדים ישקלו מנגנון מתאים להארכת מועד הסיום במקרה שהיתר השליטה לא יתקבל במהלך אותה תקופה של חמישה חודשים, ויכללו אותו בהסכם המחייב.

8. בדיקת נאותות – חתימת ההסכם הסופי לא תהא כפופה לבדיקת נאותות נוספת, למעט גישה לנספח א' להסכם ההלוואה על סך 600 מיליון ש"ח מיום 2 באפריל 2015 בין בזק לבין בנק דיסקונט לישראל בע"מ.

9. הצעה זו תפוג בשעה 16:00 (שעון ישראל) בתאריך 8.3.19, אלא אם הצדדים יחתמו על הסכם למשא ומתן בלעדי, בצורה מקובלת, ומקיימים מו"מ בתום לב על נוסח של הסכם מחייב ,עד אותו מועד.